UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 - 68117

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2016__ AND ENDING __DECEMBER 31, 2016__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

MANOR PRIVATE CAPITAL, LLC   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1 Harbor Point Road – Suite 500

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH SIPKIN   212-571-0064

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD, ROSEN & COMPANY, P.C.

15 MAIDEN LANE	NEW YORK	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
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SEC 1410 (06-02





OATH OR AFFIRMATION

I, *Joseph Sipkin*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***MANOR PRIVATE CAPITAL, LLC as of December 31, 2016***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

CFO
____
Title

X ____________________
Notary Public

JANET CAIOZZO
Notary Public, State of New York
No. 01CA4732400
Qualified in Kings County
Commission Expires June 30, 2018

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MANOR PRIVATE CAPITAL, LLC
FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

(212) 227-1115
FAX. (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

The Member
Manor Private Capital, LLC

We have audited the accompanying statement of financial condition of Manor Private Capital, LLC as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of Manor Private Capital, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of manor Private Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
March 1, 2017

MANOR PRIVATE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	257,221
Accounts receivable		1,381,250
Other assets		817
Total assets	$	1,639,288

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	12,125
Due to member		536
Total liabilities		12,661

Commitments and Contingencies (Note 4)

MEMBER'S EQUITY (Note 5)		1,626,627
Total liabilities and member's capital	$	1,639,288

The accompanying notes are an integral part of this statement.

MANOR PRIVATE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1 - Nature of Business

Manor Private Capital is a Broker Dealer licensed and regulated by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority and is exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company structures securities of domestic and foreign issuers and places them with accredited investors including primarily institutional investors in the United States private placement market. The Company also provides financial advisory services to corporate clients in the United States and abroad.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Income Taxes***
The Company is a limited liability company for federal and state income tax purposes. As such, it does not pay any taxes. The Company's income or loss is taken into consideration in the tax returns of its members for federal and state income tax purposes.

Note 3-   **Property, Equipment and Leasehold Improvements**

Major classifications of property and equipment, as of December 31, 2016, are summarized as follows:

Equipment	$18,407
Accumulated Depreciation	(18,047)
	$ 0

Note 4 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had net capital of $244,559 which was $239,559 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.18%.

Note 5 -   **Compliance with Rule 15c3-3**

The Company does not hold customers' cash or securities. Therefore, it is not affected by Rule 153c-3.

Note 6 –   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through March 1, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2016.

A copy of the Firm's Statement of Financial Condition as of December 31, 2016, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC